UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

OptiNose, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68404V100

(CUSIP Number)

April 6, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Theodore H. Kruttschnitt, III
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 4,166,176*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,166,176*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,166,176*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.05%†
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4.
†	See Item 4.

Item 1(a).	Name of Issuer

OptiNose, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1020 Stony Hill Road, Suite 300 Yardley, Pennsylvania 19067

Item 2(a).	Names of Persons Filing

See Item 2(c) below.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

See Item 2(c) below.

Item 2(c).	Citizenship

This Schedule 13G is being filed on behalf of Theodore H. Kruttschnitt, III, a United States citizen.

The address of the principal business office of the reporting person is:

c/o Theodore H. Kruttschnitt, III

3000 Ralston Avenue, Hillsborough, CA 94010

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

68404V100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See Item 9 on the Cover Page to this Schedule 13G.

(b)  Percent of Class:

See Item 11 on the Cover Page to this Schedule 13G. The percentage reported herein is based on 82,418,106 shares of Common Stock outstanding as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 8, 2022.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the Cover Page to this Schedule 13G.

(ii)  Shared power to vote or to direct the vote:

See Item 6 on the Cover Page to this Schedule 13G.

(iii)  Sole power to dispose or to direct the disposition of:

See Item 7 on the Cover Page to this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the Cover Page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

Theodore H. Kruttschnitt, III

/s/ Theodore H. Kruttschnitt, III
Name:	Theodore H. Kruttschnitt, III